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                                                  Filed by Komag, Incorporated
                                                  Pursuant to Rule 425 under the
                                                  Securities Act of 1933, and
                                                  deemed filed Pursuant to Rule
                                                  14a-12 under the Securities
                                                  and Exchange Act of 1934.
                                                  Subject Company:
                                                  HMT Technology Corp.
                                                  Commission File No. 000-27586

                             KOMAG, INCORPORATED
               CONFERENCE CALL CONCERNING TRANSACTION INVOLVING
                 KOMAG, INCORPORATED AND HMT TECHNOLOGY CORP.

TH Tan Good morning. Thank you for joining us at this early hour. I am TH Tan, president and CEO of Komag, Incorporated.

Ron Buschur    And I am Ron Buschur, president and COO of HMT.

Ted Siegler    This is Ted Siegler, Komag's CFO. I'd like to read a cautionary note regarding forward-looking statements

               The following remarks will contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. These statements regarding, among other things, the expected cost structure and cash flow of the combined company, represent the companies' reasonable judgments with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially. Such factors include, but are not limited to, failure of the transaction to close due to lender, shareholder or regulatory approvals, the risk that Komag and HMT will not successfully integrate their businesses or that the cost of such integration will be greater than anticipated, failure of the company to retain and hire key executives, technical personnel and other employees, material adverse changes in economic and competitive conditions in the markets served by the companies, material adverse changes in the business and financial condition of either or both companies and their customers, uncertainties concerning technological changes and future product performance, and substantial delay in the expected closing of the transaction.

TH Tan         Thank you Ted.  This is T.H. Tan again.

               As announced in our joint press release that went onto the wires at 11:00 a.m. PDT yesterday, our two companies have signed a definitive agreement to merge. The boards of each company unanimously approved the terms of the agreement. Specifically, each share of HMT stock will be converted to 0.9094 shares of Komag stock upon finalizing the merger. The merger is intended as a tax-free transaction to be accounted for under purchase accounting. The transaction is subject to regulatory approvals, approval of each company's stockholders, and of Komag's lenders. We expect to finalize the transaction in the third quarter of this year.


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TH Tan         There are many reasons that the merger is important for our companies. I will discuss several of these reasons that were particularly important in our decision process.

               - Our industry is intensely competitive. The first condition necessary to success is technology. Ron will discuss the technology advantages our combined company will possess. I would like to focus on some of the other criteria for success.

               - First, low cost is critical to success as a media manufacturer. Komag has diligently changed its cost structure. The success of our effort thus far was apparent in our first quarter results, announced last week. However, the path to profitability requires higher sales volume to spread fixed manufacturing costs over more units and to create greater dollar gross margins to help pay for continued investment in new technology and the plant and equipment necessary for future manufacturing. This merger will increase the scale of our company by adding substantially all of our two companies' production capacity together. In combination with our low cost Malaysian manufacturing we believe this scale will help us achieve lower costs than either company can achieve on its own.

               - Next, no company will be successful without a team of strong people. We have encountered HMT over many years. We respect the capability to deliver positive results that HMT has demonstrated over the years. One of the tremendous opportunities we have as we merge is to take advantage of the most talented people in both companies so that the whole will be stronger than the sum of the parts.

               - Finally, we will have the broadest customer base in the industry. The increased breadth of our customer base will make us less dependent on any one customer and should enable us to manage our product development and our manufacturing operations in a more efficient manner. We will have more significant resources and expertise to apply to more customer opportunities, which will benefit us as we strive to provide superior solutions for the industry's future needs.

TH Tan Now I'd like to turn the call over to Ron Buschur to give you his perspective on our prospective merger.


Ron Buschur    Thanks TH.

               - We believe that combining the best of the manufacturing expertise, quality systems and technological capabilities from both our companies will provide our customers with the leading edge products that will help them be successful in this very competitive marketplace. The new company will be positioned to be the pre-eminent independent media manufacturer.

               - Today both companies participate in many customer qualifications. The cost of each qualification is high, consuming materials, equipment


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                    capacity and engineering time and resources for us and
                    similar costs for our customers. The new company should be able to help our customers reduce the number of qualification runs, saving significant cost for both us and more importantly, our customers.

               - Both TH and I have contacted our customers directly. I can tell you that the conversations went very well. Our customers appear to be very supportive of this merger because they believe the combined company will be much stronger and capable of advancing the technologies forward in the future.

Ron Buschur    As you can tell we are enthusiastic about the prospect of this merger. We all believe that there is a lot more value in the combination of our companies than if we stand alone. Thank you for your attendance at this early hour. With that I'd like to turn the call over to _______________ for the question and answers.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. These statements regarding, among other things, the expected cost structure and cash flow of the combined company, represent the companies' reasonable judgments with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially. Such factors include, but are not limited to, failure of the transaction to close due to regulatory or lender, shareholder or regulatory approvals, the risk that Komag and HMT will not successfully integrate their businesses or that the cost of such integration will be greater than anticipated, failure of the combined company to retain and hire key executives, technical personnel and other employees, material adverse changes in economic and competitive conditions in the markets served by the companies, material adverse changes in the business and financial condition of either or both companies and their customers, uncertainties concerning technological changes and future product performance, and substantial delay in the expected closing of the transaction.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both HMT and Komag are advised to read the joint proxy statement/prospectus regarding the business transaction referenced in the foregoing information, when it becomes available, because it will contain important information. HMT and Komag expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from HMT or Komag by directing such requests to the respective investor relations contacts listed below.

HMT and its officers and directors may be deemed to be participants in the solicitation of proxies from HMT 's stockholders with respect to the proposed transaction. Information regarding such officers and directors is included in HMT's proxy statement for its annual meeting of stockholders filed with the Securities and Exchange Commission on June 28, 1999. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from the HMT investor relations' contacts listed below.

Komag and its officers and directors may be deemed to be participants in the solicitation of proxies from Komag's stockholders with respect to the proposed transaction. Information regarding such officers and directors is included in Komag's proxy statement for its annual meeting of stockholders filed with the Securities and Exchange Commission on April 10, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from the Komag investor relations' contacts listed below.

Contacts:

For Komag:

Ted Siegler at (408) 576-2209 or
Russell Lemelin at (408) 576-2485
E-mail communications: ir_web@komag.com

For HMT:

Peter Norris, (510) 490-3100
Investor Relations, (510) 683-6000